UF 1-24-02



01 02 9665

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-52186

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/00 (MM/DD/YY) AND ENDING 10/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
RBR Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
19 South 31st Street
(No. and Street)

Temple	Texas	76504
(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED DEC 27 2001 DIVISION OF MARKET REGULATION

PROCESSED JAN 28 2002 THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marcus C. Rodriguez (254) 899-86[illegible]
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Lott, Vernon & Company, P.C.
(Name — *if individual, state last, first, middle name*)

20 South 4th Street	Temple	Texas	76501
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marcus C. Rodriguez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RBR Securities, Inc., as of October 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Virginia V. Vergara

Notary Public


VIRGINIA V VERGARA
Notary Public, State of Texas
My Commission Expires
10-31-2005
NOTARY PUBLIC
STATE OF TEXAS

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RBR Securities, Inc.

AUDITED FINANCIAL STATEMENTS

October 31, 2001

TABLE OF CONTENTS



LOTT, VERNON & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

20 SOUTH FOURTH STREET
POST OFFICE BOX 160
TEMPLE, TEXAS 76503

254/778/4783
800/460/4783
FAX 254/778/4792

KILLEEN • COPPERAS COVE • TEMPLE

Member of
American Institute & Texas Society of
Certified Public Accountants

Independent Auditors' Report

To the Board of Directors
RBR Securities, Inc.

We have audited the accompanying statements of financial condition of RBR Securities, Inc., as of October 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RBR Securities, Inc., as of October 31, 2001, and the results of their operations and their cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities Exchange Commission.

Lott, Vernon & Co., P.C.

Temple, Texas
December 6, 2001

RBR Securities, Inc.

Statement of Financial Condition

		October 31, 2001
Assets		
Current Assets		
Cash and cash equivalents	$	6,304
Accounts receivable		7,972
Deposit with clearing broker		25,000
Deferred tax asset		1,589
Total Current Assets		40,865
Long-term Assets		
Investment in NASD	$	29,800
Total Long-term Assets		29,800
Total Assets	$	70,665
Liabilities and Shareholder's Equity		
Liabilities		
Commissions payable	$	9,872
Total Liabilities	$	9,872
Shareholder's Equity		
Common stock, no par value, 100 shares authorized, 100 shares outstanding	$	10,000
Additional paid-in capital		59,800
Retained earnings		(9,007)
Total Shareholder's Equity	$	60,793
Total Liabilities and Shareholder's Equity	$	70,665

The accompanying notes are an integral part of these financial statements.

RBR Securities, Inc.

Statement of Income

		For The Year Ended October 31, 2001
Revenues		
Commissions	$	90,541
Interest		1,309
Miscellaneous revenue		8,236
Total revenues	$	100,086
Operating Expenses		
Professional fees and commissions	$	33,253
Regulatory fees and expenses		8,894
Clearing fees		18,028
Administration expense		24,000
Employee compensation		10,760
Payroll taxes		1,271
Miscellaneous		3,750
Total operating expenses	$	99,956
Net Income/(Loss) Before Income Taxes	$	130
Income Tax Expense		20
Net Income/(Loss)	$	110

The accompanying notes are an integral part of these financial statements.

RBR Securities, Inc.

Statement of Changes in Stockholders' Equity

	Common Stock		Additional Paid-In Capital	Retained Earnings
	Shares	Amount		
Balance at November 1, 2000	1,000	$ 10,000	$ 30,000	$ (9,117)
Issuance of Common Stock	-	-	-	-
Additional Paid-In Capital	-	-	29,800	-
Net Income/(Loss)	-	-	-	110
Balance at October 31, 2001	1,000	$ 10,000	$ 59,800	$ (9,007)

The accompanying notes are an integral part of these financial statements.

RBR Securities, Inc.

Statement of Cash Flows

		For The Year Ended October 31, 2001
Operating Activities		
Net income/(loss)	$	110
Adjustments to reconcile income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(5,850)
Payables		8,805
Deferred tax asset		20
Net Cash Provided by Operating Activities	$	3,085
Increase in Cash and Cash Equivalents	$	3,085
Cash and Cash Equivalents at Beginning of Year		3,219
Cash and Cash Equivalents at End of Year	$	6,304

The accompanying notes are an integral part of these statements.

RBR Securities, Inc.

Notes to Financial Statements

October 31, 2001

Note 1 - Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Texas Corporation that is a wholly-owned subsidiary of Ramos, Benavides & Rodriguez, Inc. (Parent).

Note 2 - Significant Accounting Policies

Basis of Presentation
The financial statements include only the accounts of the Company, not its Parent. The Company is engaged in a single line of business as a securities broker-dealer.

Securities Transactions
On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Accounting Method
The accounts are maintained on the accrual basis of accounting.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. The Company did not pay any interest nor income taxes during fiscal year 2001.

Income Taxes
The Company is included in the consolidated federal income tax return filed by the Parent. Federal income tax is calculated as if the Company filed on a separate return basis. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

RBR Securities, Inc.

Notes to Financial Statements

October 31, 2001

Note 3 - Cash and Cash Equivalents

The Company maintains its cash balance in a bank account which was fully insured by FDIC.

Note 4 - Income Taxes

The current and deferred portions of the income tax expense (benefit) included in the statement of income as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes*, is as follows:

	Current	Deferred	Total
Federal	$ 20	$(1,609)	$(1,589)

For fiscal year 2001, there is no difference between the expected income tax expense/benefit computed at the U.S. statutory income tax rate and the Company's income tax expense/benefit.

The deferred tax asset on the balance sheet was created by a net operating loss carryforward which expires in 2015.

Note 5 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company. On October 31, 2001, the Company had net capital of $29,404, which was $24,404 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital was 3.4%.

Note 6 - Control Requirements

There are no amounts, as of October 31, 2001, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 7 - Reconciliation Pursuant to Rule 17a-5(D)(4)

Based on our computations of net capital under Rule 15c3-1, as of October 31, 2001, there were no material differences with respondent's unaudited report.

RBR Securities, Inc.

Notes to Financial Statements

October 31, 2001

Note 8 – Investment in NASD

The investment in NASD is a nonmarketable equity security carried at cost, instead of applying the equity method, due to the fact that the Company owns less than 20% of the voting stock and does not have significant influence.



LOTT, VERNON & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

KILLEEN • COPPERAS COVE • TEMPLE

20 SOUTH FOURTH STREET
POST OFFICE BOX 160
TEMPLE, TEXAS 76503

254/778/4783
800/460/4783
FAX 254/778/4792

Member of
American Institute & Texas Society of
Certified Public Accountants

Report on Internal Control

To the Board of Directors of
RBR Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of RBR Securities, Inc. (the Company), for the year ended October 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Report on Internal Control (Continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pattillo, Vernon & Co., P.C.

Temple, Texas
December 6, 2001

RBR Securities, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1(f)

October 31, 2001

Net Capital		
Shareholder's equity	$	60,793
Less nonallowable assets		(31,389)
Net capital before haircuts on security position	$	29,404
Haircuts on securities	$	-
Net capital	$	29,404
Computation of Basic Net Capital Requirement:		
Aggregate Indebtedness		
Other accounts payable	$	9,872
Net capital required based on aggregate indebtedness	$	658
Excess Net Capital at 1500%	$	28,746
Excess Net Capital at 1000%	$	28,417
Minimum net capital required (Based on minimum dollar requirement)	$	5,000
Excess Net Capital	$	24,404
Percentage of Aggregate Indebtedness to Net Capital	$	3.4%